Filed by Meridian Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Meridian Bancorp, Inc.
Commission File No. 001-36573

JOINT NEWS RELEASE

INDEPENDENT BANK CORP. AND MERIDIAN BANCORP, INC.
SIGN MERGER AGREEMENT FOR
ROCKLAND TRUST COMPANY TO ACQUIRE
EAST BOSTON SAVINGS BANK

TRANSACTION WOULD RESULT IN ROCKLAND TRUST SURPASSING $20 BILLION IN ASSETS
AND REINFORCE ROCKLAND TRUST’S POSITION AS THE BOSTON AREA’S PREMIER
COMMUNITY-FOCUSED COMMERCIAL BANK;

Rockland, Massachusetts and Peabody, Massachusetts (April 22, 2021).  Independent Bank Corp. (NASDAQ Global Select Market: INDB) (“Independent”), parent of Rockland Trust Company (“Rockland Trust”), and Meridian Bancorp, Inc. (NASDAQ Global Select Market: EBSB) (“Meridian”), parent of East Boston Savings Bank, have signed a definitive merger agreement for Independent to acquire Meridian and Rockland Trust to acquire East Boston Savings Bank.

The merger agreement provides that each Meridian stockholder will receive 0.2750 of a share of Independent common stock for each share of Meridian common stock.  The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and to provide a tax-free exchange for Meridian stockholders for the Independent common stock consideration they receive.

Independent anticipates issuing approximately 14.2 million shares of its common stock in the merger. Based upon Independent’s $79.57 per share closing price on April 21, 2021, the transaction is valued at approximately $1.15 billion and the aggregate consideration represents 150% of Meridian’s tangible book value. The merger is expected to close in the fourth quarter of 2021 subject to customary closing conditions, including customary regulatory approvals and approvals of Meridian and Independent shareholders.

“This merger is consistent with our strategy of acquiring banks in overlapping and adjacent markets who share our relationship-focused style of banking,” said Christopher Oddleifson, the President and Chief Executive Officer of Independent and the Chief Executive Officer of Rockland Trust. “East Boston Savings Bank has been committed to building meaningful connections with their customers since 1848 and we are excited to work alongside them to deepen those relationships with expanded products, services, and technology. At the same time, we look forward to increasing our presence in and around the city and reinforcing our position as the Boston area’s premier community-focused commercial bank.”

“This transaction brings together two strong banks with a long and rich history serving and investing in our local communities,” said Richard J. Gavegnano, the President and Chief Executive Officer of East Boston Savings Bank. “We are excited to join a like-minded organization dedicated to creating exceptional customer experiences, built on trust and quality service, while also providing an attractive return to our stockholders.”

East Boston Savings Bank was founded in 1848 and conducts its business from 42 full-service locations, one mobile branch and three loan centers in the greater Boston metropolitan area.  As of March 31, 2021 Meridian had $6.5 billion in total assets, $5.3 billion in loans, and $5.1 billion in deposits.

“Following this merger, Rockland will have approximately $20 billion in assets.  In addition to the market leading commercial lending capabilities, this acquisition will further enhance our core deposit franchise value and allow for the expansion of Rockland’s broad financial product set to an expanded business and consumer customer base,” said Christopher Oddleifson.

Independent anticipates that: the transaction will (i) be approximately 7.9% immediately accretive to tangible book value per share; (ii) be approximately 23% accretive to its 2022 earnings per share, assuming fully phased-in cost saves; and, (iii) generate an internal rate of return of approximately 16%. Combined merger-related charges are expected to be approximately $64 million before tax, in the aggregate, incurred in 2021.

The boards of directors of each company have unanimously approved the transaction.  The transaction is subject to certain conditions, including the receipt of required regulatory approvals, approval by the stockholders of both Meridian and Independent, and other customary conditions.  Meridian’s directors and executive officers who currently own, in the aggregate, about 3.5% of Meridian Bancorp, Inc.’s outstanding shares have signed voting agreements pursuant to which they have agreed to vote their shares in favor of the merger.

Keefe, Bruyette & Woods, a Stifel Company, acted as financial advisor to Independent and Wachtell, Lipton, Rosen & Katz served as legal counsel.  Raymond James & Associates, Inc. acted as financial advisor to Meridian and Luse Gorman, PC served as legal counsel.

CONFERENCE CALL INFORMATION
At 10:30 a.m. Eastern Standard Time on Friday, April 23, 2021 Christopher Oddleifson, Chief Executive Officer, Robert Cozzone, Chief Operating Officer, Mark Ruggiero, Chief Financial Officer, and Gerard Nadeau, President and Chief Commercial Banking Officer will host a conference call to discuss the Company’s first quarter earnings results and the East Boston Savings Bank transaction. Internet access to the call is available on the Company’s website at www.RocklandTrust.com or via telephonic access by dial-in at 1-888-336-7153 reference: INDB.  A replay of the call will be available by calling 1-877-344-7529, Replay Conference Number: 10152332 and will be available through May 7, 2021.  Additionally, a webcast replay will be available until April 23, 2022.

 INDEPENDENT BANK CORP. / ROCKLAND TRUST CONTACTS

Investor:
Mark Ruggiero, Chief Financial Officer
Independent Bank Corp.
(781) 982-6281
Mark.Ruggiero@rocklandtrust.com

Media:
Emily McDonald, Project Manager, Marketing Strategy and Analysis
Rockland Trust Company
(781) 982-6650
Emily.McDonald@rocklandtrust.com

MERIDIAN BANCORP, INC. / EAST BOSTON SAVINGS BANK CONTACTS

Investor and Media Contact:
Richard J. Gavegnano, Chairman, President and Chief Executive Officer
Meridian Bancorp, Inc.
(978) 977-2211

ABOUT INDEPENDENT BANK CORP.

Independent Bank Corp. (NASDAQ Global Select Market: INDB) is the holding company for Rockland Trust Company, a full-service commercial bank headquartered in Massachusetts. Rockland Trust was named to The Boston Globe's "Top Places to Work" 2020 list, an honor earned for the 12th consecutive year. In 2020, Rockland Trust was ranked the #1 Bank in Massachusetts according to Forbes World's Best Banks list. Rockland Trust has a longstanding commitment to equity and inclusion. This commitment is underscored by initiatives such as Diversity and Inclusion leadership training, a colleague Allyship mentoring program, numerous Employee Resource Groups focused on providing colleague support and education, reinforcing a culture of mutual respect and advancing professional development, and Rockland Trust’s sponsorship of diverse community organizations through charitable giving and employee-based volunteerism. Rockland Trust is deeply committed to the communities it serves, as reflected in the overall "Outstanding" rating received in its most recent Community Reinvestment Act performance evaluation. Rockland Trust offers a wide range of banking, investment, and insurance services. The Bank serves businesses and individuals through approximately 100 retail branches, commercial and residential lending centers, and investment management offices in eastern Massachusetts, including Greater Boston, the South Shore, Cape Cod and Islands, Worcester County, and Rhode Island. Rockland Trust also offers a full suite of mobile, online, and telephone banking services. Rockland Trust is an FDIC member and an Equal Housing Lender. To find out why Rockland Trust is the bank "Where Each Relationship Matters®," please visit RocklandTrust.com.

ABOUT MERIDIAN BANCORP, INC.
Meridian Bancorp, Inc. (NASDAQ Global Select Market: EBSB) is the holding company for East Boston Savings Bank. East Boston Savings Bank, a Massachusetts-chartered stock savings bank founded in 1848, operates 43 branches in the greater Boston metropolitan area, including 42 full-service locations and one mobile branch. East Boston Savings Bank offers a variety of deposit and loan products to individuals and businesses located in its primary market, which consists of Essex, Middlesex, Norfolk and Suffolk Counties, Massachusetts. For additional information, visit www.ebsb.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent and Meridian, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of Independent and Meridian; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; increased competition in the markets of Independent and Meridian; success, impact, and timing of business strategies of Independent and Meridian; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Independent or Meridian; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Meridian do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the dilution caused by Independent’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Independent and Meridian.  Additional factors that could cause results to differ materially from those described above can be found in Independent’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in other documents Independent files with the SEC, and in Meridian’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Meridian’s website, www.ebsb.com, under the heading “SEC Filings” and in other documents Meridian files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Independent and Meridian assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Independent will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Independent and Meridian and a Prospectus of Independent, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Independent and Meridian will be submitted to Independent’s shareholders and Meridian’s stockholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND MERIDIAN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Independent and Meridian, can be obtained without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6737, or to Meridian Investor Relations, 67 Prospect Street, Peabody, Massachusetts 01960, (978) 977-2211.
PARTICIPANTS IN THE SOLICITATION
Independent, Meridian, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Independent and/or Meridian in connection with the proposed transaction under the rules of the SEC.  Information regarding Independent’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the Commission on February 26, 2021, and other documents filed by Independent with the SEC.  Information regarding Meridian’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 9, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the Commission on March 1, 2021 and other documents filed by Meridian with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.